CHOATE, HALL & STEWART LLP

Two International Place

Boston, MA 02110

T (617) 248-5000 F (617) 248-4000

Barbara M. Johnson

(617) 248-5090

bjohnson@choate.com

April 25, 2007

By Electronic Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E. Mail Stop 4561

Washington, D.C. 20549

Attention:	Kathleen Collins

Accounting Branch Chief

Re:	Open Text Corporation

Forms 10-K for Fiscal Year Ended June 30, 2005 and 2006

Form 10-Q for the Quarter Ended December 31, 2006

File No. 000-27544

Dear Ms. Collins:

On behalf of our client Open Text Corporation (the “Company”), this letter reflects the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated April 12, 2007 to Mr. Paul McFeeters, the Company’s Chief Financial Officer.

The responses set forth below have been organized in the same manner in which the Staff’s comments were organized.

June 30, 2006 Form 10-K

Note 5 – Goodwill, page 57

1.	We note your response to comment 4 in the Staff’s letter dated October 7, 2006 and the rollforward of goodwill presented in Appendix A. We further note that during the quarter ended December 31, 2006 the Company increased goodwill by $8.4 million for “tax entries” related to the IXOS acquisition. Please explain the reasons for this adjustment and tell us how you applied the guidance in paragraph 30 of SFAS 109 and EITF 93-7 in determining that the $8.4 million increase to goodwill was appropriate.

United States Securities and Exchange Commission

April 25, 2007

During the Company’s year ended June 30, 2004 (“fiscal 2004”) a deferred tax asset (“DTA”) was recognized in relation to the acquisition accounting attributable to a facilities-based restructuring accrual booked during that period under the provisions of Emerging Issues Task Force Issue No. 95-3 Recognition of Liabilities in Connection with a Business Combination (the “95-3 Accrual”). This DTA was recorded in the consolidated financial statements of the Company, in accordance with paragraph 30 of Statement of Financial Accounting Standards No.109 Accounting for Income Taxes (“SFAS 109”), based upon differences between the assigned (accounting) value of the 95-3 Accrual and its tax basis. The net tax-related impact in fiscal 2004 was a debit to DTA and a credit to goodwill.

During the Company’s year ended June 30, 2006 (“fiscal 2006”) the above mentioned entry was inadvertently duplicated in connection with the recording of intercompany transactions between the Company and its subsidiary IXOS AG (“IXOS”), to whom these restructuring costs related. The duplicating entry increased DTA and reduced goodwill by $8.4 million. The cumulative impact of these entries was an understatement of goodwill and an overstatement of DTA in the amount of $8.4 million, as at June 30, 2006.

This bookkeeping error was noted by the Company in the quarter ended December 31, 2006 and was corrected by debiting goodwill and crediting DTA in the amount of $8.4 million respectively.

The Company believes that it is unnecessary to amend its historical quarterly and annual reports given that the error does not impact reported net income, earnings per share or cash flows, is not material to the value of the Company’s total assets and the carrying value of goodwill, and does not change the value of the Company’s net assets.

December 31, 2006 Form 10-Q

Note 10 – Allowance for Doubtful Accounts and Unbilled Receivables, page 15

2.

We note the Company’s allowance for doubtful accounts as a percentage of outstanding accounts receivable decreased from 3.6% at June 30, 2006 and September 30, 2006 to 1.5% at December 31, 2006. We further note your disclosures in your Critical Accounting Policies discussion in the Company’s June 30, 2006 Form 10-K where you indicate that “for those receivables not specifically identified as uncollectible, an allowance is maintained for a specific percentage of those receivables based upon the aging of accounts, our historical collection experience and current economic expectations.” Please explain the decrease in the allowance for doubtful accounts as a percentage of outstanding receivable with respect to your policy statement. In this regard, tell us how the acquisition of Hummingbird impacted your analysis, if at all. Further tell us how you considered including a discussion in your MD&A related to this decrease. We also note the Company wrote

United States Securities and Exchange Commission

April 25, 2007

off $2.2 million of uncollectible accounts receivable. Identify any significant customers that contributed to this write-off and tell us whether you had any significant changes in your collection policies or payment terms.

The allowance for doubtful accounts (“AfDA”) as a percentage of the Company’s aggregate outstanding accounts receivable (“AR”) is lower as of December 31, 2006 than it was as of June 30, 2006 due to the fact that the AfDA of $1.7 million as of December 31, 2006 relates only to the Company’s AR and post acquisition AR of Hummingbird Ltd (“HB”).

In the preliminary purchase price allocation for the acquisition of HB, the AR of HB (at date of acquisition) was included at its “fair value”, ie net of HB’s AfDA. As a result, in the Staff’s calculation of the AfDA percentage, the numerator includes the AfDA for the Company (with $0 contributed from HB), yet the denominator includes the AR for the Company, with an AR portion contributed from HB. As a result, the AfDA as a percentage of AR (the “Percentage”) for Open Text appeared lower than normal. Excluding HB AR, the Percentage as of December 31, 2006 would be 2.5%. The calculations are set forth in the table below:

Analysis of AfDA as of December 31, 2006:

“Net” Presentation of HB’s AR
	OT	HB	Total
Gross AR	$69,394,795	$44,742,000	$114,136,795
Less AfDA	(1,705,488)	—	(1,705,488)

Net AR	67,689,307	44,742,000	112,431,307
Unbilled Receivables	1,383,967	275,000	1,658,967

AR	$69,073,274	$45,017,000	$114,090,274

AfDA as a % of AR	2.5%		1.5%

United States Securities and Exchange Commission

April 25, 2007

“Gross” Presentation of HB’s AR

	OT	HB	Total
Gross AR	$69,394,795	$55,150,000	$124,544,795
Less AfDA	(1,705,488)	(10,408,000)	(12,113,488)

Net AR	67,689,307	44,742,000	112,431,307
Unbilled Receivables	1,383,967	275,000	1,658,967

AR	$69,073,274	$45,017,000	$114,090,274
AfDA as a % of AR	2.5%	23.1%	10.6%

The Company’s policy for AfDA is as follows:

•	All AR outstanding for a period exceeding 90 days are reserved @ 10%

•	All AR outstanding for a period exceeding 365 days are reserved @ 100%

•

In addition a specific reserve is set up for customers where there are known circumstances that the Company believes will impact the ability of the customer to pay the amounts due. Such circumstances include, but are not limited to, accounts that are under litigation and accounts that are uncollectible because of bankruptcy proceedings.

•	The Company writes off receivables when it is determined, based upon the accumulated facts and circumstances, that the likelihood of receiving payment is almost remote or non-existent.

It should be noted that the HB AfDA as a percentage of HB AR is approximately 23%. This is primarily because the HB AfDA contains a significant number of items against which specific reserves have been set up based upon the above AfDA policy.

The relationship between the AfDA and the AR can be non-linear especially in reporting periods where a large specific reserve is written off. For instance, during the quarter ended December 31, 2006, a single receivable, in the amount of approximately $1.0 million, that had been previously reserved as part of the AfDA was written off. This caused a reduction in the AfDA of like amount and was not matched by a

United States Securities and Exchange Commission

April 25, 2007

corresponding increase to the AfDA given that there did not exist any specific circumstances that would necessitate an increase in the reserve in relation to specific items pursuant to the policy set forth above.

The $2.2 million of uncollectible AR that was written off consisted primarily of a receivable of $1.0 million from “ATOS Origin” and approximately $171,000 from “Causeway Technologies Inc.” The remaining balance that was written off consisted of miscellaneous amounts below $100,000.

There were no changes in the Company’s collection policies or payment terms during the quarter ended December 31, 2006.

The Company did not believe that it was necessary to include a discussion in the MD&A regarding this decrease in the AfDA since the reduction was part of, and within, the Company’s accounting policy set forth in this regard. However, the Company notes the Staff’s comment and will include such disclosure in the MD&A, if and when there are significant changes to the AfDA, in future filings.

Note 18 – Acquisitions, page 27

3.	We note that the Company completed the acquisition of Hummingbird in October 2006. We further note that you filed a Form 8-K on October 4, 2006 indicating that the audited financial statements of Hummingbird and the pro forma financial statements for this acquisition would be filed within 71 days of October 6, 2006. Please update the Staff as to the status of this filing. We may have additional comments once this information is filed.

The Company expects to file the Form 8-K/A relating to the Hummingbird acquisition during the week commencing April 30, 2007.

In light of the Company’s responses to the Staff’s comments set forth above, the Company does not believe it is appropriate to amend any of its historical filings, but will reflect the appropriate responses above in its future filings.

If you have any questions with regard to the foregoing or would like to further discuss any of the matters covered in this letter, please contact me at (617) 248-5090.

Sincerely,

/s/ Barbara M. Johnson

Barbara M. Johnson

cc:	John Shackleton, Chief Executive Officer

Paul McFeeters, Chief Financial Officer

John Trent, Senior Vice President, General Counsel and Secretary

James Clarke, Deputy General Counsel and Assistant Corporate Secretary

        Open Text Corporation